Exhibit 99.1

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd. Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881 www.aezsinc.com	Press Release For immediate release

Aeterna Zentaris Announces Pricing of US$16.65 Million Public Offering of Common Shares and Warrants

Quebec City, Canada, December 9, 2015 – Aeterna Zentaris Inc. (NASDAQ: AEZS; TSX: AEZ) (the “Company”) today announced the pricing of its previously announced underwritten public offering (the “Offering”) of common shares and warrants with a public offering price of US$5.55 for one common share together with a warrant to purchase 0.7 of a common share for gross proceeds of US$16.65 million. A total of 3.0 million common shares and warrants to acquire 2.1 million common shares are expected to be issued on closing of the Offering. In addition, the Company has granted the underwriter a 45-day option to purchase up to an additional 330,000 common shares and/or warrants to purchase up to an additional 231,000 common shares, to cover over-allotments, if any.

The warrants will be exercisable immediately and expire five years following issuance at an exercise price of US$7.10 per share. The warrants do not contain any price or other adjustment provision, except for customary adjustment provisions that apply in the event of certain corporate events or transactions that affect all outstanding common shares. The warrants may at any time be exercised on a “net” or “cashless” basis in accordance with a customary formula but do not contain an alternate cashless exercise feature contained in our previously issued Series B common shares purchase warrants. The warrants will not be listed on any stock exchange.

The Offering is expected to close on or about December 14, 2015, subject to customary closing conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the approvals of the NASDAQ Capital Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”).

Net proceeds from the Offering are expected to be approximately US$15.0 million, after deducting underwriting commissions and discounts and other expenses related to the Offering. The Company intends to use the net proceeds from the Offering to continue to fund its ongoing drug development activities, for the potential addition of commercialized products to the Company’s portfolio, and for general corporate purposes, for working capital and to fund negative cash flow.

Maxim Group LLC is acting as sole book-running manager for the Offering. H.C. Wainwright & Co., LLC is acting as financial advisor to the Company in connection with the Offering.

The Offering is being conducted pursuant to the Company’s effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the “SEC”), its corresponding Canadian base shelf prospectus and an exemption from the Autorité des marches financiers permitting the Company to offer common shares, warrants and such other securities specified therein in the United States. The proposed Offering will be made only by means of a preliminary prospectus supplement, a final prospectus supplement and the accompanying short form base shelf prospectus. When available, copies of the preliminary prospectus supplement, the final prospectus supplement and the accompanying short form base shelf prospectus may be obtained upon request by contacting Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, (212) 895-3745. Electronic copies of the preliminary prospectus supplement, the final prospectus supplement and the accompanying short form base shelf prospectus will also be available free of charge at www.sedar.com and www.sec.gov, respectively.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health. We are engaged in drug development activities and in the promotion of products for others. The focus of our business development efforts is the acquisition of licenses to products that are relevant to our therapeutic areas of focus. We also intend to license out certain commercial rights of internally developed products to licensees in territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products. For more information, visit www.aezsinc.com.

Contact:

Philip Theodore

Senior Vice President

ptheodore@aezsinc.com